OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PICO HOLDINGS, INC.
(Name of Issuer)
Common Stock $0.001 per share value
(Title of Class of Securities)
693366205
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	693366205	Page	2	of	5

1	NAMES OF REPORTING PERSONS: PICO Equity Investors, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	5	SOLE VOTING POWER:

NUMBER OF		2,500,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,500,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	15.7% (based on 15,880,458 shares outstanding at December 31, 2006)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Item 1.
(a)	Name of Issuer: PICO Holdings, Inc., a California corporation (“Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: 875 Prospect Avenue, Suite 301, La Jolla, CA 92037
Item 2.
(a)	Name of Person Filing: PICO Equity Investors, L.P.

(b)	Address of Principal Business Office or, if none, Residence: 875 Prospect Avenue, Suite 301, La Jolla, CA 92037
(c)	Citizenship: California

(d)	Title of Class of Securities: Common Stock, $0.001 par value per share

(e)	CUSIP Number: 693366205
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
Item 4. Ownership
          Provide the following information regarding the aggregate number and per centage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned: 2,500,000 shares

(b)	Percent of Class: 15.7%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 2,500,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,500,000

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class:
Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable
Item 8. Identification and Classification of Members of the Group:
Not applicable
Item 9. Notice of Dissolution of Group:
Not applicable
Item 10. Certification:
          (a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2007	PICO EQUITY INVESTORS, L.P.

	By:	PICO Equity Investors Management, L.L.C.
General Partner

	By:	/s/ John R. Hart John R. Hart, President